PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm)

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2024

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Pershing Advisor Solutions LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pershing Advisor Solutions LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2007.

New York, New York
February 27, 2025

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2024

(Dollars in thousands)

Assets

Cash and cash equivalents	$	3,996
Due from affiliated clearing broker		78,333
Fees and other receivables		11,527
Due from affiliates		6,755
Financial instruments owned, at fair value		4
Other assets		17,860
Total assets	$	118,475

Liabilities and Member's Equity

Liabilities:		
Due to affiliates	$	8,666
Accrued compensation payable		11,019
Financial instruments sold, not yet purchased, at fair value		338
Accrued expenses and other		2,203
		22,226
Member's equity:		
Member's contributions		85,619
Accumulated earnings		10,630
Total member's equity		96,249
Total liabilities and member's equity	$	118,475

See accompanying notes to statement of financial condition.

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Notes to Statement of Financial Condition

December 31, 2024

(1) Organization and Description of Business

Pershing Advisor Solutions LLC (the Company) is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Pershing Advisor Solutions Holdings LLC (PAS Holdings), which is a wholly owned subsidiary of Pershing Group LLC (the Parent). The Parent is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).

The Company is a registered broker-dealer with the Securities & Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), and Securities Investment Protection Corporation (SIPC) that provides financial business and technology outsourcing solutions primarily to independent, fee-based SEC Registered Investment Advisors (RIA), Family Offices, Turnkey Asset Management Providers (TAMP), and dually-registered advisors working in conjunction with many of Pershing LLC (Pershing) broker-dealer customers.

The Company clears all of its transactions through Pershing LLC, an affiliated broker-dealer, on a fully disclosed basis.

(2) Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting* (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss (collectively referred to as the "significant expense principle"). The ASU, which also applies to public entities with a single reportable segment, requires disclosure of the title and position of CODM, and how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. This ASU is effective for fiscal years beginning after December 15, 2023. The Company adopted this guidance on January 1, 2024 which pertains to the annual financial statements contained herein. The adoption of ASU 2023-07 did not have a material effect on the Company's consolidated financial statements or disclosures.

(3) Summary of Significant Accounting Policies

(a) Financial Statement Presentation

The Company maintains its records in United States dollars. These financial statements are prepared in accordance with U.S. generally accepted accounting principles.

(b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying footnotes. Management believes that the estimates utilized in the financial statements are reasonable. Actual results could differ from these estimates. Market conditions could increase the risk and complexity of the judgments in these estimates.

(continued)

(c)   ***Cash and Cash Equivalents***

The Company defines cash as demand deposits held at banks. Cash equivalents include highly liquid investments with original maturities of three months or less. At December 31, 2024 the Company had $4 million in cash. There were no cash equivalents at December 31, 2024.

(d)   ***Revenue Recognition***

The Company's clients are billed based on fee schedules that are agreed upon in each customer contract. Receivables from customers were $11.5 million at December 31, 2024 and are included in fees and other receivables on the statement of financial condition. An allowance is maintained for accounts receivables which is generally based on the number of days outstanding. A provision of $385 was recorded as of December 31, 2024.

Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time. The Company did not record any contract assets as of December 31, 2024.

Contract liabilities represent payments received in advance of providing services under certain contracts. The Company did not record any contract liabilities as of December 31, 2024.

Changes in contract assets and liabilities primarily relate to either party's performance under the contracts.

(e)   ***Fair Value of Financial instruments Owned and Sold***

ASC Topic 820 applies to all financial instruments that are being measured and reported on a fair value basis. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

As defined in ASC Topic 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market and income approaches. Based on these approaches, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

(continued)

Level 1: Primarily consists of financial instruments whose value is based on quoted market prices such as listed equities. Quoted market prices are derived from active markets for identical assets or liabilities.

Level 2: Includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace and can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace.

Level 3: Comprises financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. The Company did not have any assets or liabilities classified as Level 3 at December 31, 2024.

In determining the appropriate levels, the Company performed an analysis of the assets and liabilities that are subject to ASC Topic 820. The following table presents the financial instruments carried at fair value as of December 31, 2024 (dollars in thousands):

	Assets at fair value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Equity instruments	4	—	—	4
Total assets at fair value	$ 4	—	—	4

	Liabilities at fair value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased, at fair value				
Equity instruments	8		—	8
Debt instruments	—	330	—	330
Total liabilities at fair value	$ 8	330	—	338

(continued)

At December 31, 2024, the Company had $4 thousand of Level 1 assets which are included in financial instruments owned, at fair value on the statement of financial condition. In addition, there was $8 thousand of Level 1 liabilities and $330 thousand of Level 2 liabilities, which are included in financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

(f) *Furniture, equipment and leasehold improvements*

Furniture, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation in other assets on the statement of financial condition. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or 10 years. For internal-use computer software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized using the straight-line method over the expected life, which is generally five years.

(g) *Stock-based Compensation*

During the year, BNY Mellon issued restricted stock and restricted stock units to employees, including certain Company employees. The Company accounts for its plan in accordance with ASC Topic 718, *Compensation – Stock Compensation*, and accordingly compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period**.**

As of December 31, 2024, $79 thousand total unrecognized compensation cost related to nonvested restricted stock is expected to be recognized over a weighted average period of approximately zero to four years.

(h) *Income Taxes*

The Company is included in the consolidated federal and combined state and local income returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets are more likely than not to be realized.

In accordance with ASC Topic 740, *Income Taxes*, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely

(continued)

than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(i)   *Segment Reporting*

The Company manages its business within a single operating segment in accordance with ASC Topic 280, *Segment Reporting* ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (CODM), which is our Chief Executive Officer, in deciding how to allocate resources and in assessing performance. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance.

(4)   Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, Pershing, securities transactions effected by the Company are introduced and cleared on a fully disclosed basis. Due from affiliated clearing broker primarily represents net cash balances held at Pershing. At December 31, 2024, this balance was $78.3 million, which is included as due from affiliated clearing broker on the statement of financial condition.

(5)   Related Party Transactions

The Company conducts recurring business with affiliated entities pursuant to applicable services agreements. Receivables and payables related to these transactions are included in due to and due from affiliates on the statement of financial condition and are settled monthly.

Clearing and execution services for the Company are provided by Pershing.

At December 31, 2024, the Company had a payable to Pershing Investments LLC for royalties for the use of the Pershing trade name in the amount of $678 thousand, which is included in due to affiliates on the statement of financial condition.

At December 31, 2024, the Company had a payable of $207 thousand to an affiliate for payroll services, which is included in due to affiliates on the statement of financial condition. The Company also had payables to affiliates of $7.78 million relating to taxes, employee salary and benefits, certain administrative support and marketing services, financial system support, human resources, accounts payable and corporate communications, which is included in due to affiliates on the statement of financial condition.

At December 31, 2024, the Company had a receivable of $6.8 million relating to interest and other brokerage services revenue which is included in due from affiliates on the statement of financial condition.

(continued)

The Company also maintains a cash account with an affiliate to fund its day-to-day operations, and $4 million was held in the operating cash account at December 31, 2024.

(6) Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements consist of furniture and office equipment, computer equipment and software, leasehold improvements and communications equipment. At December 31, 2024, these assets amounted to $734 thousand net of accumulated depreciation of $12.5 million, and are included in other assets on the statement of financial condition.

(7) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-l of the Securities Exchange Act of 1934. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-l. Under the alternative method the Company is required to maintain a minimum net capital of $250 thousand. At December 31, 2024, the Company's net capital of $55.8 million was in excess of the minimum requirement by approximately $55.6 million.

(8) Leases

The Company did not have any leases at December 2024.

(9) Commitments and Contingencies

The Company applies the provisions of ASC Topic 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2024, the total amount of customer balances maintained by Pershing and subject to such indemnification was approximately $3.098 million. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of customer recourse provisions.

From time to time, the Company is involved in various legal and regulatory proceedings arising in connection with the conduct of the Company's business. There are no legal or regulatory proceedings pending that would have a material adverse effect on the Company's financial condition if the plaintiffs were to prevail.

Off-Channel Business-Related Communications
The Company has been responding to a request for information from the SEC and the Commodity Futures Trading Commission concerning compliance with recordkeeping obligations relating to business communications transmitted on unapproved electronic communication platforms. SEC and CFTC have been conducting similar inquiries into recordkeeping practices at other financial institutions. On Aug. 14, 2024, the SEC issued an order under which BNY Mellon agreed to pay a $40 million penalty and to certain undertakings to resolve the SEC matter. BNY did not request reimbursement from the Company. The fine has been paid, and BNY Mellon is complying with the other settlement terms.

(continued)

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)
Notes to Statement of Financial Condition
December 31, 2024

(10) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a gross deferred tax asset of $0.2 million and a gross deferred tax liability of $0.1 million at December 31, 2024. The deferred tax asset is primarily attributable to the state net operating loss carryforward. The deferred tax liability is attributable to depreciation. The net deferred tax asset is $0.1 million.

The Company has apportioned state net operating loss carryforwards of approximately $0.9 million, which will begin to expire in 2040.

Federal taxes payable of $6.5 million and state taxes payable of $1.1 million are included in due to affiliates on the statement of financial condition. State taxes receivable of $0.5 million are included in other assets on the statement of financial condition.

BNY Mellon's federal consolidated income tax returns are open to examination from 2017 through 2019 and after 2020. The New York State income tax returns are open to examination after 2015 and the New York City income tax returns are open to examination after 2014. The Company's New Jersey returns are open to examination after 2019.

(11) Fair Value Information

At December 31, 2024, the Company's non-financial assets and liabilities are recorded at either fair value or at amounts which approximate their fair value. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity or variable rate of these instruments.

The table below presents the carrying value and fair value of the Company's financial instruments which are not carried at fair value (dollars in thousands). In addition, the table excludes the values of non-financial assets and liabilities.

(continued)

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Notes to Statement of Financial Condition

December 31, 2024

		December 31, 2024				
		Level 1	Level 2	Level 3	Estimated fair value	Carrying value
Summary of financial instruments:						
Assets						
Cash and cash equivalents	$	3,996	—	—	3,996	3,996
Due from affiliated clearing broker		—	78,333	—	78,333	78,333
Fees and other receivables		—	11,527		11,527	11,527
Due from affiliates		—	6,755	—	6,755	6,755
Other assets		—	17,860	—	17,860	17,860
Total	$	3,996	114,475	—	118,471	118,471
Liabilities						
Due to affiliates	$	—	8,666	—	8,666	8,666
Accrued compensation payable		—	11,019	—	11,019	11,019
Accrued expenses and other		—	2,203	—	2,203	2,203
Total	$	—	21,888	—	21,888	21,888

(12) Employee Benefit Plans

BNY Mellon sponsors a 401(k) plan (the Plan) for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. The Company makes periodic contributions to the Plan based on the discretion of management and relevant IRS rules.

(13) Subsequent Events

The Company has evaluated subsequent events from December 31, 2024 through February 27, 2025, the date that the accompanying financial statements are available to be issued. No events were identified.